SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 1

ISTA PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

45031X 10 5
(CUSIP Number)

Paulette Taylor
Sanderling Venture Partners
400 S. El Camino Real, Suite 1200
San Mateo, CA 94402

with a copy to:
Warren T. Lazarow
Brobeck, Phleger & Harrison LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 331-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2002
(Date of Event Which Requires Filing of This Statement)

                If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box ☐.

                The  information  required on the  remainder of this cover page shall  not be  deemed  to be  “filed”  for  the  purpose  of  Section  18 of the Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act.

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING VENTURE PARTNERS V CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,243,359

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 2,243,359

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,243,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING V BIOMEDICAL CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,360,070

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 1,360,070

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,070

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING V LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 366,840

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 366,840

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING V BETEILIGUNGS GMBH & CO. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,794

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 309,794

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,794

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING VENTURE PARTNERS IV CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,278

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 41,278

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,278

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING IV BIOMEDICAL, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,491

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 29,491

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,491

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING IV BIOMEDICAL CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,222

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 52,222

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,222

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING VENTURE PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,755

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 75,755

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT G. MCNEIL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 989,144

	8	SHARED VOTING POWER 259,732

	9	SOLE DISPOSITIVE POWER 989,144

	10	SHARED DISPOSITIVE POWER 259,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,876

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRED A. MIDDLETON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 672,082

	8	SHARED VOTING POWER 198,746

	9	SOLE DISPOSITIVE POWER 672,082

	10	SHARED DISPOSITIVE POWER 198,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,828

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIMOTHY C. MILLS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,320

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 9,320

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIMOTHY J. WOLLAEGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,859

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 150,859

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAULETTE J. TAYLOR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,236

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 83,236

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,236

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14	TYPE OF REPORTING PERSON IN

* Includes shares held by other persons listed in Item 2(a) herein.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in Item 1) on September 30, 2002.

The tables of the Schedule 13D are amended and restated in their entirety as set forth in this Amendment.

Item 2 (a) - (c) of the Schedule 13D, “Identity and Background,” is amended by adding the following:

                Timothy C. Mills, Timothy J. Wollaeger and Paulette J. Taylor shall be included as Reporting Persons.  Timothy C. Mills and Timothy J. Wollaeger are General Partners of the Sanderling V Funds. Paulette J. Taylor is General Counsel of Sanderling Venture Partners and a Principal of the Sanderling V Funds.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 3 of The Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended by adding the following:

                Pursuant to the Note and Warrant Assignment and Acceptance Agreement (“Note and Warrant Assignment Agreement”) among the Sanderling V Funds and Robert G. McNeil, Fred A. Middleton, Timothy C. Mills, Timothy J. Wollaeger and Paulette J. Taylor (collectively, the “Purchasers”) dated as of October 22, 2002, the Sanderling V Funds assigned an aggregate amount of $398,861 of ISTA Senior Secured Convertible Promissory Notes (the “Assigned Notes”) and warrants to purchase 262,408 shares of Common Stock at an exercise price of $0.38 (the “Assigned Bridge Warrants”) to the Purchasers for total consideration of $398,861. The funds used to acquire the Assigned Notes and Assigned Bridge Warrants were provided by each Purchaser’s personal funds and were not borrowed.

                References to and descriptions of the Note and Warrant Assignment Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Note and Warrant Assignment Agreement, included as Exhibit G, to this Amendment, which is incorporated in its entirety in this Item 3.

Item 4 of The Schedule 13D, “Purpose of Transaction” is amended by adding the following:

                The Purchasers purchased the Assigned Notes and Assigned Bridge Warrants for investment purposes and, through the Sanderling V Funds’ representation on the Issuer’s board of directors at the closing of the PIPES Agreement, intend to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Purchasers’ investments and either ensuring the repayment of the Assigned Notes or making it attractive to convert the Assigned Notes into Common Stock. The Reporting Persons retain the right to change their investment intent.

Item 5 (a) - (b) of The Schedule 13D, “Interest in Securities of the Issuer” is amended by adding the following:

                As of October 23, 2002, Sanderling Venture Partners V Co-Investment Fund, L.P. beneficially owned 2,243,359 shares of Common Stock, which represents approximately 11.7% of the outstanding Common Stock. Such shares include 1,794,687 shares of Common Stock issuable upon the conversion of the Notes and 448,672 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

                As of October 23, 2002, Sanderling V Biomedical Co-Investment Fund, L.P beneficially owned 1,360,070 shares of Common Stock, which represents approximately 7.45% of the outstanding Common Stock. Such shares include 1,088,055 shares of Common Stock issuable upon the conversion of the Notes and 272,015 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

                As of October 23, 2002, Sanderling V Limited Partnership beneficially owned 366,840 shares of Common Stock, which represents approximately 2.1% of the outstanding Common Stock. Such shares include 293,472 shares of Common Stock issuable upon the conversion of the Notes and 73,368 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

                As of October 23, 2002, Sanderling V Beteiligungs GmbH & Co. KG beneficially owned 309,794 shares of Common Stock, which represents approximately 1.8% of the outstanding Common Stock. Such shares include 247,834 shares of Common Stock issuable upon the conversion of the Notes and 61,960 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

                As of October 23, 2002, Robert G. McNeil beneficially owned 1,050,130 shares of Common Stock and, as a general partner of Sanderling IV Funds, may be deemed to beneficially own 198,746 shares of Common Stock, which together represents approximately 7.1% of the outstanding Common Stock.  Such shares include 493,640 shares of Common Stock issuable upon the conversion of the Assigned Notes, 123,410 shares of Common Stock issuable upon the exercise of the Assigned Bridge Warrants and 37,580 shares of Common Stock issuable upon the exercise of options. Mr. McNeil disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Sanderling IV Funds, except to the extent of his pecuniary interest therein.

                As of October 23, 2002, Fred A. Middleton beneficially owned 672,082 shares of Common Stock and, as a general partner of Sanderling IV Funds, may be deemed to beneficially own 198,746 shares of Common Stock, which together represents approximately 5.0% of the outstanding Common Stock. Such shares include 362,061 shares of Common Stock issuable upon the conversion of the Assigned Notes and 90,515 shares of Common Stock issuable upon the exercise of the Assigned Bridge Warrants. Mr. Middleton disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Sanderling IV Funds, except to the extent of his pecuniary interest therein.

                As of October 23, 2002, Timothy C. Mills beneficially owned 9,320 shares of Common Stock, which represents approximately 0.1% of the outstanding Common

Stock.  Such shares include 7,456 shares of Common Stock issuable upon the conversion of the Assigned Notes and 1,864 shares of Common Stock issuable upon the exercise of the Assigned Bridge Warrants.

                As of October 23, 2002, Timothy J. Wollaeger beneficially owned 150,859 shares of Common Stock, which represents approximately 0.9% of the outstanding Common Stock.  Such shares include 120,687 shares of Common Stock issuable upon the conversion of the Assigned Notes and 30,172 shares of Common Stock issuable upon the exercise of the Assigned Bridge Warrants.

                As of October 23, 2002, Paulette J. Taylor beneficially owned 83,236 shares of Common Stock, which represents approximately 0.5% of the outstanding Common Stock. Such shares include 65,789 shares of Common Stock issuable upon the conversion of the Assigned Notes and 16,447 shares of Common Stock issuable upon the exercise of the Assigned Bridge Warrants.

                As of October 23, 2002, the Reporting Persons collectively as a group own 6,443,436 shares of Common Stock, which represents approximately 28.6% of the outstanding Common Stock.  Such shares include 4,473,681 shares of Common Stock issuable upon the conversion of the Notes and Assigned Notes and 1,118,421 shares of Common Stock issuable upon the exercise of the Bridge Warrants and Assigned Bridge Warrants.

Item 5 (c) of The Schedule 13D, “Interest in Securities of the Issuer” is amended by adding the following:

                Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock occurring within the last sixty days involving the Reporting Persons.

Item 6 of the Schedule 13D, “Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer,” is amended by adding the following:

                As of October 23, 2002, the Sanderling V Funds and the other investors under the PIPES Agreement have entered into voting agreements with various ISTA stockholders, including the Sanderling IV Funds (the “Voting Agreements”), whereby such stockholders have agreed to vote shares representing approximately 20% of the total Common Stock outstanding (i) in favor of the PIPES Agreement, the Note and Warrant Agreement and any other matters reasonably necessary to consummate the transactions contemplated in those agreements and (ii) against any Acquisition Proposal (as defined in the PIPES Agreement) and any other action which could adversely affect any of the transactions contemplated by the PIPES Agreement and the Note and Warrant Agreement.  Notwithstanding the Voting Agreements, the Reporting Persons expressly disclaim any beneficial ownership of any securities of any party not named as a reporting person in this Schedule 13D.

                References to and descriptions of the Voting Agreements as set forth in this Item 6 are qualified in their entirety by reference to the form of Voting Agreement between certain stockholders of ISTA and the investors under the PIPES Agreement included as Exhibit H to this Amendment, which is incorporated in its entirety in this Item 6.

                To the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7 of the Schedule 13D, “Material to be filed as Exhibits,” is amended by adding the following:

                G.            Note and Warrant Assignment and Acceptance Agreement among the Sanderling V Funds and the Purchasers dated as of October 22, 2002.

                H.            Form of Voting Agreement between certain stockholders of ISTA and the investors under the PIPES Agreement.

                I.              Joint Filing Statement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2002

/s/ ROBERT G. MCNEIL
Robert G. McNeil

/s/ FRED A. MIDDLETON
Fred A. Middleton

/s/ TIMOTHY C. MILLS
Timothy C. Mills

/s/ TIMOTHY J. WOLLAEGER
Timothy J. Wollaeger

/s/ PAULETTE J. TAYLOR
Paulette J. Taylor

Sanderling Venture Partners V Co-Investment Fund, L.P.
Sanderling V Biomedical Co-Investment Fund, L.P
Sanderling V Limited Partnership
Sanderling V Beteiligungs GmbH & Co. KG
Sanderling IV Biomedical, L.P.
Sanderling Venture Partners IV, L.P.
Sanderling IV Biomedical Co-Investment Fund, L.P.
Sanderling Venture Partners IV Co-Investment Fund, L.P.

/s/ FRED A.MIDDLETON
Fred A. Middleton
General Partner

SCHEDULE A

a) Transactions in the securities of the Issuer by the Sanderling V Funds during the 60 days prior to October 23, 2002:

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	9/19/02	5,592,104 (1)	$0.38

Sale	10/22/02	1,312,041 (2)	$0.38

(1) Includes 4,473,683 shares of Common Stock issuable upon conversion of the Notes and 1,118,421 shares of Common Stock issuable upon exercise of the Bridge Warrants.

(2) Includes 1,049,633 shares of Common Stock issuable upon conversion of the Notes and 262,408 shares of Common Stock issuable upon exercise of the Bridge Warrants.

b) Transactions in the securities of the Issuer by the Purchasers during the 60 days prior to October 23, 2002:

Transaction	Date of Transaction	Number of Shares	Price Per Share

Purchase	10/22/02	1,312,041 (3)	$0.38

(3) Includes 1,049,633 shares of Common Stock issuable upon conversion of the Assigned Notes and 262,408 shares of Common Stock issuable upon exercise of the Assigned Bridge Warrants.